

September 13, 2010

Michelle M. Lantow
Chief Financial Officer
McCormick & Schmick's Seafood Restaurants, Inc.
1414 NW Northrup, Suite 700
Portland, OR 97209

> **Re:** **McCormick & Schmick's Seafood Restaurants, Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 26, 2010**
> **Filed August 5, 2010**
> **File No. 000-50845**

Dear Ms. Lantow:

We have reviewed your response letter filed on August 27, 2010 and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 26, 2010

Notes to Condensed Consolidated Financial Statements – Unaudited
Note 8. Restatement – Gift Card Revenue Accounting, page 7

1. You disclose that you have not accounted for discounted gift card breakage properly since you began selling discounted gift cards. You also disclose that the error is only material to those periods to be restated, being the thirteen and thirty-nine week periods ended September 26, 2009 and thirteen week period and fiscal year ended December 26, 2009. So that we may better understand your circumstances, please tell us the following:

   - When you began (i) selling and (ii) recording breakage for, discounted gift cards,
   - The amount of discounted gift cards sold in each quarterly period since inception through June 26, 2010,
   - The amount of discounted gift card breakage income erroneously recognized in each period through June 26, 2010, and the cumulative amount of discounted gift card

breakage income not properly recognized through June 26, 2010 that has not been corrected for in the financial statements that have been restated,

- The basis for your conclusion that the accounting error in regard to discounted gift card breakage income is not material to any period through June 26, 2010 other than those that have been restated, and
- How the (i) error was identified, (ii) amount of the error corrected in each restated period was determined, and (iii) gift cards sold on a discounted basis were identified to apply the applicable accounting.

2. In your next Form 10-Q and in each subsequent Form 10-K, to the extent appropriate, please revise your revenue recognition accounting policy to disclose (i) that you sell gift cards on a discounted basis and (ii) your accounting for the associated discount upon (a) sale, (b) redemption and (c) breakage. Provide us with your intended revised disclosure.

Please contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief